Safety Shot Inc.

1061 E. Indiantown, Suite 110 Jupiter, FL 33477

February 9, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Juan Grana and Abby Adams

RE:	Safety Shot, Inc.
Info:	Post-Effective Amendment No. 6 on Form S-1
Filed February 5, 2024
File No. 333-258005

Dear Juan Grana and Abby Adams:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 8, 2024 (the “Comment Letter”) relating to Post-Effective Amendment No. 6 on Form S-1, which was submitted to the Commission by Safety Shot, Inc. (the “Company” or “we”) on February 5, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Post-Effective Amendment No. 7 Registration Statement on Form S-1 (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Post-Effective Amendment No. 5 to Form S-1

Summary, page 3

1.	We note your disclosure concerning the written complaint sent by Bigger Capital Fund, L.P. Please revise to disclose the allegations or claims.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the disclosure in page 47 where we have added disclosure to discuss Bigger Capital’ allegations and claim. Pursuant to the oral comment issued with respect to Coachella , the Company has added disclosure regarding the AEG (Coachella) lawsuit. The Company believes that it will settle this matter but has not as of today done so accordingly the disclosure on the lawsuit was added. The Company does not believe that the lawsuit will have a material effect on the Company.

General

2.	We note your response to prior comment 3, which we reissue in part. With respect to NoStingz, clarify if the claims related to repelling jellyfish venom and protecting from sea lice also fall within the definition of cosmetics. With respect to SS-100, revise to further clarify how SS-100 would be characterized as a drug in contrast to Safety Shot, which you characterize as a dietary/nutritional supplement. In addition, please disclose additional information to clarify the basis for your statement that SS-100 would qualify for Orphan Drug Designation to treat Acute Alcohol Poisoning. For example, clarify how Acute Alcohol Poisoning meets the FDA’s definition of a Rare Disease. Please also revise the Government Regulation section to clarify the process for seeking FDA approval of a drug and for obtaining Orphan Drug Designation.

Response: We acknowledge Staff’s comment, and respectfully submit that we do not see any reference to NoStingz as a cosmetic product. However, we confirm that NoStingz falls within the definition of a sunscreen product which is what NoStingz is classified.

We have clarified how SS-100 would be characterized as a drug in contrast to the Safety Shot Beverage. See pages 4 and 8 of the registration statement.

We have added disclosure to clarify the basis for the statement that SS-100 would qualify for Orphan Drug Designation to treat Acute Alcohol poisoning. See pages 4 and 8 of the registration statement.

We have clarified how Acute Alcohol Poisoning meets the definition of a Rare Disease which is a disease which affects less than 200,000 people within the country. See page 4, 31 and 43 of the Registration Statement.

We have revised the Government Regulation section to clarify the process for seeking FDA approval of a drug and for obtaining Orphan Drug Designation. See pages 8 and 46 of the Registration Statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Arthur Marcus at amarcus@srf.law with any questions or comments regarding this correspondence. We would also welcome the opportunity to walk through the filing today with you to confirm that we have answered all of your questions to your satisfaction and that we can request effectiveness of the Registration Statement. Thank you.

Sincerely,

Safety Shot, Inc.

By:	/s/ Brian John
Brian John
Chief Executive Officer